Exhibit 99.1

SOHU.COM REPORTS FIRST QUARTER 2023 UNAUDITED FINANCIAL RESULTS

BEIJING, May 15, 2023 –Sohu.com Limited (NASDAQ: SOHU) (“Sohu” or the “Company”), a leading Chinese online media, video, and game business group, today reported unaudited financial results for the first quarter ended March 31, 2023.

First Quarter Highlights

•	Total revenues were US$162 million, down 16% year-over-year and up 1% quarter-over-quarter.

•	Brand advertising revenues were US$23 million, down 5% year-over-year and 22% quarter-over-quarter.

•	Online game revenues were US$129 million, down 18% year-over-year and up 7% quarter-over-quarter.

•	GAAP net loss attributable to Sohu.com Limited was US$18 million, compared with net income of US$3 million in the first quarter of 2022 and a net loss of US$7 million in the fourth quarter of 2022.

•

Non-GAAP[1] net loss attributable to Sohu.com Limited was US$13 million, compared with net income of US$9 million in the first quarter of 2022 and a net loss of US$2 million in the fourth quarter of 2022.

Dr. Charles Zhang, Chairman and CEO of Sohu.com Limited, commented, “In the first quarter of 2023, we hit the high end of our prior guidance for brand advertising revenue while our bottom-line performance came in well above expectations, despite the impact of seasonality. At Sohu Media Portal, we further improved operational efficiency and focused on enhancing user experience through product and algorithm refinements. We closely monitored market trends and provided innovative marketing solutions to our advertisers. At Sohu Video, we continued to develop both long-form and short-form original content under the ‘Twin Engine’ strategy. Leveraging the advantages of our product matrix, we were able to consolidate our resources and proactively explore a diverse range of monetization opportunities. Online games remained stable during the quarter, with revenues in line with the prior guidance.”

First Quarter Financial Results

Revenues

Total revenues were US$162 million, down 16% year-over-year and up 1% quarter-over-quarter.

Brand advertising revenues were US$23 million, down 5% year-over-year and 22% quarter-over-quarter.

Online game revenues were $129 million, down 18% year-over-year and up 7% quarter-over-quarter. The year-over-year decrease was mainly due to the natural decline of our older games, including TLBB PC and Little Raccoon: Heroes. The quarter-over-quarter increase was mainly due to improved performance of TLBB PC, as a result of promotional activities launched during the quarter.

Gross Margin

Both GAAP and non-GAAP gross margin were 75%, compared with 75% in the first quarter of 2022 and 78% in the fourth quarter of 2022.

Both GAAP and non-GAAP gross margin for the brand advertising business were 17%, compared with 2% in the first quarter of 2022 and 51% in the fourth quarter of 2022. The quarter-over-quarter margin decrease was mainly due to a waiver of unpaid long-term accounts payable of approximately US$10 million recognized during the fourth quarter of 2022.

Both GAAP and non-GAAP gross margin for online games were 85%, compared with 86% in the first quarter of 2022 and 84% in the fourth quarter of 2022.

[1]

Non-GAAP results exclude share-based compensation expense; changes in fair value recognized in the Company’s consolidated statements of operations with respect to equity investments with readily determinable fair values, and the related income tax impact; and interest expense recognized in connection with the one-time transition tax (the “Toll Charge”) imposed by the U.S. Tax Cuts and Jobs Act signed into law on December 22, 2017 (the “U.S. TCJA”). Explanation of the Company’s non-GAAP financial measures and related reconciliations to GAAP financial measures are included in the accompanying “Non-GAAP Disclosure” and “Reconciliations of Non-GAAP Results of Operation Measures to the Nearest Comparable GAAP Measures.”

Operating Expenses

GAAP operating expenses were US$140 million, up 6% year-over-year and 7% quarter-over-quarter. Non-GAAP operating expenses were US$139 million, up 7% year-over-year and quarter-over-quarter. The year-over-year increase was mainly due to increases in salary and benefits expenses. The quarter-over-quarter increase was mainly due to increases in marketing expenses and an increase in Changyou licensing fees related to product development.

Operating Profit/(Loss)

GAAP operating loss was US$18 million, compared with an operating profit of US$13 million in the first quarter of 2022 and an operating loss of US$6 million in the fourth quarter of 2022.

Non-GAAP operating loss was US$18 million, compared with an operating profit of US$14 million in the first quarter of 2022 and an operating loss of US$5 million in the fourth quarter of 2022.

Income Tax Expense

GAAP income tax expense was US$13 million, compared with income tax expense of US$17 million in the first quarter of 2022 and income tax expense of US$7 million in the fourth quarter of 2022. Non-GAAP income tax expense was US$11 million, compared with income tax expense of US$17 million in the first quarter of 2022 and income tax expense of US$5 million in the fourth quarter of 2022. Income tax expense in the fourth quarter of 2022 included a one-time tax benefit of US$7 million recognized by Changyou as a result of an adjustment related to its income tax due for 2022, as well as preferential tax rates having applied to certain of Changyou’s subsidiaries as a result of their receipt of Software Enterprise status for 2021.

Net Income/(Loss)

GAAP net loss attributable to Sohu.com Limited was US$18 million, or a net loss of US$0.53 per fully-diluted ADS, compared with net income of US$3 million in the first quarter of 2022 and a net loss of US$7 million in the fourth quarter of 2022.

Non-GAAP net loss attributable to Sohu.com Limited was US$13 million, or a net loss of US$0.37 per fully-diluted ADS, compared with net income of US$9 million in the first quarter of 2022 and a net loss of US$2 million in the fourth quarter of 2022.

Liquidity and Capital Resources

As of March 31, 2023, cash and cash equivalents, short-term investments and long-term time deposits totaled approximately US$1.4 billion.

Supplementary Information for Changyou Results2

First Quarter 2023 Operating Results

•

For PC games, total average monthly active user accounts[3] (MAU) were 2.2 million, an increase of 8% year-over-year and a decrease of 4% quarter-over-quarter. The year-over-year increase was mainly due to content updates and optimization of some of our older games, including TLBB PC. Total quarterly aggregate active paying accounts[4] (APA) were 0.9 million, a decrease of 4% year-over-year and 2% quarter-over-quarter.

•

For mobile games, total average MAU were 1.6 million, a decrease of 32% year-over-year and 8% quarter-over-quarter. Total quarterly APA were 0.3 million, a decrease of 39% year-over-year and 15% quarter-over-quarter. The year-over-year decreases in both MAU and APA resulted primarily from Bright Stars, which was launched during the first quarter of 2022. The quarter-over-quarter decreases in both MAU and APA were mainly due to the natural decline of our older games, including Legacy TLBB Mobile.

First Quarter 2023 Unaudited Financial Results

Total revenues were US$131 million, a decrease of 18% year-over-year and an increase of 7% quarter-over-quarter. Online game revenues were US$129 million, a decrease of 18% year-over-year and an increase of 7% quarter-over-quarter. Online advertising revenues were US$2 million, a decrease of 25% year-over-year and an increase of 3% quarter-over-quarter.

[2]	“Changyou Results” consist of the results of Changyou’s online game business and its 17173.com Website.
[3]	Monthly active user accounts refers to the number of registered accounts that are logged in to these games at least once during the month.
[4]	Quarterly aggregate active paying accounts refers to the number of accounts from which game points are utilized at least once during the quarter.

GAAP and non-GAAP gross profit were both US$111 million, a decrease of 19% year-over-year and an increase of 8% quarter-over-quarter.

GAAP operating expenses were US$57 million, an increase of 6% year-over-year and 13% quarter-over-quarter. The year-over-year increase was mainly due to an increase in salary and benefits expenses. The quarter-over-quarter increase was mainly due to an increase in licensing fees related to product development.

Non-GAAP operating expenses were US$57 million, an increase of 7% year-over-year and 14% quarter-over-quarter.

GAAP operating profit was US$54 million, compared with an operating profit of US$83 million for the first quarter of 2022 and US$53 million for the fourth quarter of 2022.

Non-GAAP operating profit was US$55 million, compared with a non-GAAP operating profit of US$85 million for the first quarter of 2022 and US$54 million for the fourth quarter of 2022.

Business Outlook

For the second quarter of 2023, Sohu estimates:

•	Brand advertising revenues to be between US$23 million and US$26 million; this implies an annual decrease of 8% to an annual increase of 4%, and a sequential increase of 2% to 15%.

•	Online game revenues to be between US$112 million and US$122 million; this implies an annual decrease of 22% to 29%, and a sequential decrease of 6% to 13%.

•	Non-GAAP net loss attributable to Sohu.com Limited to be between US$15 million and US$25 million; and GAAP net loss attributable to Sohu.com Limited to be between US$18 million and US$28 million.

For the second quarter 2023 guidance, the Company has adopted a presumed exchange rate of RMB6.90=US$1.00, as compared with the actual exchange rate of approximately RMB6.61=US$1.00 for the second quarter of 2022, and RMB6.84=US$1.00 for the first quarter of 2023.

This forecast reflects Sohu’s management’s current and preliminary view, which is subject to substantial uncertainty.

Non-GAAP Disclosure

To supplement the unaudited consolidated financial statements presented in accordance with accounting principles generally accepted in the United States of America (“GAAP”), Sohu’s management uses non-GAAP measures of gross profit, operating profit, net income, net income attributable to Sohu.com Limited and diluted net income attributable to Sohu.com Limited per ADS, which are adjusted from results based on GAAP to exclude the impact of share-based compensation expense; changes in fair value recognized in the Company’s consolidated statements of operations with respect to equity investments with readily determinable fair values, and the related income tax impact; and interest expense recognized in connection with the Toll Charge imposed by the U.S. TCJA. These measures should be considered in addition to results prepared in accordance with GAAP, but should not be considered a substitute for, or superior to, GAAP results.

Sohu’s management believes excluding share-based compensation expense; changes in fair value recognized in the Company’s consolidated statements of operations with respect to equity investments with readily determinable fair values, and the related income tax impact; and interest expense recognized in connection with the Toll Charge from its non-GAAP financial measure is useful for itself and investors. Further, the impact of share-based compensation expense; changes in fair value recognized in the Company’s consolidated statements of operations with respect to equity investments with readily determinable fair values, and the related income tax impact; and interest expense recognized in connection with the Toll Charge cannot be anticipated by management and business line leaders and these expenses were not built into the annual budgets and quarterly forecasts that have been the basis for information Sohu provides to analysts and investors as guidance for future operating performance. As share-based compensation expense and changes in fair value recognized in the Company’s consolidated statements of operations with respect to equity investments with readily determinable fair values, and the related income tax impact, do not involve subsequent cash outflow or are reflected in the cash flows at the equity transaction level, Sohu does not factor in their impact when evaluating and approving expenditures or when determining the allocation of its resources to its business segments. As a result, in general, the monthly financial results for internal reporting and any performance measures for commissions and bonuses are based on non-GAAP financial measures that exclude share-based compensation expense and changes in fair value recognized in the Company’s consolidated statements of operations with respect to equity investments with readily determinable fair values, and the related income tax impact, and also excluded the interest expense recognized in connection with the Toll Charge.

The non-GAAP financial measures are provided to enhance investors’ overall understanding of Sohu’s current financial performance and prospects for the future. A limitation of using non-GAAP gross profit, operating profit, net income, net income attributable to Sohu.com Limited and diluted net income attributable to Sohu.com Limited per ADS excluding share-based compensation expense; changes in fair value recognized in the Company’s consolidated statements of operations with respect to equity investments with readily determinable fair values, and the related income tax impact; and interest expense recognized in connection with the Toll Charge is that these excluded items have been and will continue to be significant recurring expenses in Sohu’s business for the foreseeable future and similar impairment charges may also recur. In order to mitigate these limitations Sohu has provided specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying tables include details on the reconciliation between the GAAP financial measures that are most directly comparable to the non-GAAP financial measures that have been presented.

Notes to Financial Information

Financial information in this press release other than the information indicated as being non-GAAP is derived from Sohu’s unaudited financial statements prepared in accordance with GAAP.

Safe Harbor Statement

This announcement contains forward-looking statements. It is currently expected that the Business Outlook will not be updated until release of Sohu’s next quarterly earnings announcement; however, Sohu reserves right to update its Business Outlook at any time for any reason. Statements that are not historical facts, including statements about Sohu’s beliefs and expectations, are forward-looking statements. These statements are based on current plans, estimates and projections, and therefore you should not place undue reliance on them. Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, instability in global financial and credit markets and its potential impact on the Chinese economy; exchange rate fluctuations, including their potential impact on the Chinese economy and on Sohu’s reported U.S. dollar results; recent slow-downs in the growth of the Chinese economy; the uncertain regulatory landscape in the People’s Republic of China; fluctuations in Sohu’s quarterly operating results; the possibilities that Sohu will be unable to recoup its investment in video content and will be unable to develop a series of successful games for mobile platforms or successfully monetize mobile games it develops or acquires; Sohu’s reliance on online advertising sales and online games for its revenues; the impact of the U.S. TCJA; the effects of the COVID-19 pandemic on the economy in China in general and on Sohu’s business in particular; and the possibility that the agreement governing inspections and investigations of audit firms based in China that was entered into in August 2022 between the U.S. Public Company Accounting Oversight Board (the “PCAOB”) and the China Securities Regulatory Commission and the Ministry of Finance of China does not continue to be implemented to the satisfaction of the PCAOB and the U.S. Securities and Exchange Commission (the “SEC”), which could result in the SEC’s prohibiting trading of Sohu’s ADSs on Nasdaq, other U.S. stock exchanges, and the U.S. over-the-counter markets. Further information regarding these and other risks is included in Sohu’s annual report on Form 20-F for the year ended December 31, 2022, and other filings with and information furnished to the SEC.

Conference Call and Webcast

Sohu’s management team will host a conference call at 7:30 a.m. U.S. Eastern Time, May 15, 2023 (7:30 p.m. Beijing/Hong Kong time, May 15, 2023) following the quarterly results announcement. Participants can register for the conference call by clicking here, which will lead them to the conference registration website. Upon registration, participants will receive details for the conference call, including the dial-in numbers and a unique access PIN. Please dial in 10 minutes before the call is scheduled to begin.

The live Webcast and archive of the conference call will be available on the Investor Relations section of Sohu’s website at https://investors.sohu.com/

About Sohu

Sohu.com Limited (NASDAQ: SOHU) was established by Dr. Charles Zhang, one of China’s internet pioneers, in the 1990s. As a mainstream media platform, Sohu is indispensable to the daily life of millions of Chinese, providing a network of web properties and community based products which continually offer a broad array of choices regarding information, entertainment and communication to the vast number of Sohu users. Sohu has built one of the most comprehensive matrices of Chinese language web properties, consisting of the leading online media destinations Sohu News App, mobile news portal m.sohu.com, PC portal www.sohu.com; online video website tv.sohu.com; and the online games platform www.changyou.com/en/.

Sohu provides online brand advertising services as well as multiple news, information and content services on its matrix of websites and also on its mobile platforms. Sohu’s online game business, conducted by its subsidiary Changyou, develops and operates a diverse portfolio of PC and mobile games, such as the well-known Tian Long Ba Bu (“TLBB”) PC and Legacy TLBB Mobile.

For investor and media inquiries, please contact:

In China:

Ms. Pu Huang
Sohu.com Limited
Tel:	+86 (10) 6272-6645
E-mail:	ir@contact.sohu.com

In the United States:

Ms. Linda Bergkamp
Christensen
Tel:	+1 (480) 614-3004
E-mail:	linda.bergkamp@christensencomms.com

SOHU.COM LIMITED

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(UNAUDITED, IN THOUSANDS EXCEPT PER SHARE AMOUNTS)

	Three Months Ended
	Mar. 31, 2023	Dec. 31, 2022	Mar. 31, 2022
Revenues:
Brand advertising	$22,524	$28,778	$23,770
Online games	129,463	121,381	157,854
Others	9,806	10,241	11,794

Total revenues	161,793	160,400	193,418

Cost of revenues:
Brand advertising (includes share-based compensation expense of $13, $-8, and $23, respectively)[5]	18,687	14,020	23,413
Online games (includes share-based compensation expense of $18, $18, and $41, respectively)	19,028	18,888	21,971
Others	2,728	2,888	3,725

Total cost of revenues	40,443	35,796	49,109

Gross profit	121,350	124,604	144,309
Operating expenses:
Product development (includes share-based compensation expense of $269, $217, and $607, respectively)	73,048	67,147	63,839
Sales and marketing (includes share-based compensation expense of $35, $-21, and $58, respectively)	52,443	47,067	51,707
General and administrative (includes share-based compensation expense of $410, $332, and $834, respectively)	14,311	15,970	16,092

Total operating expenses	139,802	130,184	131,638

Operating profit/(loss)	(18,452)	(5,580)	12,671
Other income, net	3,797	779	4,879
Interest income	11,084	6,190	2,593
Exchange difference	(1,074)	(1,071)	(477)

Income/(loss) before income tax expense	(4,645)	318	19,666
Income tax expense	13,289	7,413	16,997
Net income/(loss)	(17,934)	(7,095)	2,669

Less: Net income/(loss) attributable to the noncontrolling interest shareholders	(1)	(1)	3

Net income/(loss) attributable to Sohu.com Limited	(17,933)	(7,094)	2,666

Basic net income/(loss) per share/ADS attributable to Sohu.com Limited[6]	$(0.53)	$(0.21)	$0.07

Shares/ADSs used in computing basic net income/(loss) per share/ADS attributable to Sohu.com Limited	34,091	34,091	36,802

Diluted net income/(loss) per share/ADS attributable to Sohu.com Limited	$(0.53)	$(0.21)	$0.07

Shares/ADSs used in computing diluted net income/(loss) per share/ADS attributable to Sohu.com Limited	34,091	34,091	36,802

[5]	The cost of brand advertising revenues for the fourth quarter of 2022 included a waiver of unpaid long-term accounts payable of approximately US$10 million recognized during the quarter.
[6]	Each ADS represents one ordinary share.

SOHU.COM LIMITED

CONDENSED CONSOLIDATED BALANCE SHEETS

(UNAUDITED, IN THOUSANDS)

	As of Mar. 31, 2023	As of Dec. 31, 2022
ASSETS
Current assets:
Cash and cash equivalents	$525,481	$697,821
Restricted cash	3,682	3,641
Short-term investments	626,700	473,624
Accounts receivable, net	67,266	67,541
Prepaid and other current assets	91,555	83,093

Total current assets	1,314,684	1,325,720

Fixed assets, net	288,288	288,226
Goodwill	47,619	47,415
Long-term investments, net	23,050	26,012
Intangible assets, net	4,891	5,394
Long-term time deposits	271,234	265,802
Other assets	19,093	19,207

Total assets	$1,968,859	$1,977,776

LIABILITIES
Current liabilities:
Accounts payable	$49,666	$56,449
Accrued liabilities	125,900	126,461
Receipts in advance and deferred revenue	47,017	48,080
Accrued salary and benefits	53,853	60,754
Taxes payables	9,851	10,612
Other short-term liabilities	117,932	114,532

Total current liabilities	$404,219	$416,888

Long-term other payables	1,151	1,795
Long-term tax liabilities	458,512	448,043
Other long-term liabilities	251	340

Total long-term liabilities	$459,914	$450,178

Total liabilities	$864,133	$867,066

SHAREHOLDERS’ EQUITY:
Sohu.com Limited shareholders’ equity	1,103,459	1,109,442
Noncontrolling interest	1,267	1,268

Total shareholders’ equity	$1,104,726	$1,110,710

Total liabilities and shareholders’ equity	$1,968,859	$1,977,776

SOHU.COM LIMITED

RECONCILIATIONS OF NON-GAAP RESULTS OF OPERATIONS MEASURES TO THE NEAREST COMPARABLE GAAP MEASURES

(UNAUDITED, IN THOUSANDS EXCEPT PER SHARE AMOUNTS)

	Three Months Ended Mar. 31, 2023				Three Months Ended Dec. 31, 2022				Three Months Ended Mar. 31, 2022
	GAAP	Non-GAAP Adjustments		Non-GAAP	GAAP	Non-GAAP Adjustments		Non-GAAP	GAAP	Non-GAAP Adjustments		Non-GAAP
Brand advertising gross profit	$3,837	13	(a)	$3,850	$14,758	(8	)(a)	$14,750	$357	23	(a)	$380

Brand advertising gross margin	17%	$13		17%	51%	$(8)		51%	2%	$23		2%

Online games gross profit	$110,435	18	(a)	$110,453	$102,493	18	(a)	$102,511	$135,883	41	(a)	$135,924

Online games gross margin	85%	$18		85%	84%	$18		84%	86%	$41		86%

Others gross profit	$7,078	—	(a)	$7,078	$7,353	—	(a)	$7,353	$8,069	—	(a)	$8,069

Others gross margin	72%	$—		72%	72%	$—		72%	68%	$—		68%

Gross profit	$121,350	31	(a)	$121,381	$124,604	10	(a)	$124,614	$144,309	64	(a)	$144,373

Gross margin	75%	$31		75%	78%	$10		78%	75%	$64		75%

Operating expenses	$139,802	$(714	)(a)	$139,088	$130,184	$(528	)(a)	$129,656	$131,638	$(1,499	)(a)	$130,139

Operating profit/(loss)	$(18,452)	745	(a)	$(17,707)	$(5,580)	538	(a)	$(5,042)	$12,671	1,563	(a)	$14,234

Operating margin	-11%	$745		-11%	-3%	$538		-3%	7%	$1,563		7%

Income tax expense	$13,289	$(2,420	)(c,d)	$10,869	$7,413	$(1,954	)(c,d)	$5,459	$16,997	$125	(c,d)	$17,122

		745	(a)			538	(a)			1,563	(a)
		2,218	(b)			2,442	(b)			5,348	(b)
		(555	)(c)			(610	)(c)			(1,338	)(c)
		2,975	(d)			2,564	(d)			1,213	(d)

Net income/(loss) before non-controlling interest	$(17,934)	$5,383		$(12,551)	$(7,095)	$4,934		$(2,161)	$2,669	$6,786		$9,455

		745	(a)			538	(a)			1,563	(a)
		2,218	(b)			2,442	(b)			5,348	(b)
		(555	)(c)			(610	)(c)			(1,338	)(c)
		2,975	(d)			2,564	(d)			1,213	(d)

Net income/(loss) attributable to Sohu.com Limited for diluted net income/(loss) per share/ADS	$(17,933)	$5,383		$(12,550)	$(7,094)	$4,934		$(2,160)	$2,666	$6,786		$9,452

Diluted net income/(loss) per share/ADS attributable to Sohu.com Limited	$(0.53)			$(0.37)	$(0.21)			$(0.06)	$0.07			$0.26

Shares/ADSs used in computing diluted net income/(loss) per share/ADS attributable to Sohu.com Limited	34,091			34,091	34,091			34,091	36,802			36,802

Note:

(a)	To eliminate the impact of share-based awards.
(b)	To adjust for changes in the fair value of the Company’s investments.
(c)	To adjust for the impacts of income tax related to changes in the fair value of the Company’s investments.
(d)	To adjust for the effect of the Toll Charge.